UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 13, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

(Publicly-Held Company)

Corporate Taxpayer ID CNPJ/MF No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON SEPTEMBER 13, 2018

FINAL SYNTETIC VOTING MAP

		Number of Votes
Item	Subject	Approve	Reject	Abstain	Total
1

Approve the waiver of the tender offer for the acquisition of shares issued by the Company provided for in Article 33 of the Company’s Bylaws, with the quorum to open the meeting set forth in Article 135 of Law No. 6,404/1976 (“Brazilian Corporation Law”), in the context of the proposed corporate reorganization provided for in the “Protocol and Justification of Merger of Shares Issued by Fibria into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celulose” (“Protocol and Justification”), entered into on July 26, 2018 by and between the officers of Fibria, of Eucalipto Holding S.A., a closely-held corporation, enrolled with CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding”), and of Suzano Papel e Celulose S.A., a publicly-held company, registered with CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the City of Salvador, State of Bahia, at Avenida Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012 (“Suzano”) (“Transaction”).

		387,098,227	74,266,354	6,410,795	467,775,376
2	Approve the terms and conditions of the Protocol and Justification.	387,098,103	74,266,848	6,410,425	467,775,376
3	Approve the Transaction, pursuant to the terms and conditions of the Protocol and Justification.	387,097,876	74,266,962	6,410,538	467,775,376
4	Authorize the Company’s officers to (i) subscribe, on behalf of Fibria’s shareholders, the new ordinary shares and new preferred shares to be issued by Holding, as a result of the merger of shares of Fibria, and (ii) to practice any and all such additional acts as may be necessary for the implementation and formalization of the Protocol and Justification and of the Transaction.	387,098,089	74,266,482	6,410,805	467,775,376
5	Approve the proposal of a new global amount of compensation of the managers to the fiscal year of 2018, considering the possibility that the Transaction causes the early maturity of the variable consideration plans in force in the Company and the implementation of a retention plan for the officers, as per authorized in the Protocol and Justification.	384,653,128	65,120,889	18,001,359	467,775,376

6

Approve the appointment of Mrs. Vera Lucia de Almeida Pereira Elias and of Mr. Sergio Citeroni as alternate members of the Board of Directors of the Company, in view of the resignation presented by two (2) alternate members effective as of May 1, 2018.

	(i) Mrs. Vera Lucia de Almeida Pereira Elias.	435,994,770	4,361,809	27,418,797	467,775,376
	(ii) Mr. Sergio Citeroni.	439,437,850	915,429	27,422,097	467,775,376

São Paulo, September 13, 2018

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO